Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82126

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 12, 2002,

PROSPECTUS SUPPLEMENT DATED FEBRUARY 27, 2002,
PROSPECTUS SUPPLEMENT DATED MAY 3, 2002,
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 4, 2002 AND
PROSPECTUS SUPPLEMENT DATED JANUARY 17, 2003

$345,000,000

King Pharmaceuticals, Inc.

2 3/4% Convertible Debentures due November 15, 2021

    This document supplements the prospectus dated February 12, 2002, the prospectus supplement dated February 27, 2002, the prospectus supplement dated May 3, 2002, the prospectus supplement dated September 4, 2002 and the prospectus supplement dated January 17, 2003 relating to the convertible debentures and the common stock issuable upon conversion of the debentures. This prospectus supplement is incorporated by reference into the prospectus. The information in this prospectus supplement supplements the information set forth under the heading “Selling Securityholders” in the prospectus dated February 12, 2002, in the prospectus supplement dated February 27, 2002, in the prospectus supplement dated May 3, 2002, in the prospectus supplement dated September 4, 2002 and in the prospectus dated January 17, 2003.

     Investing in the debentures involves risks. See “Risk Factors” beginning on page 6 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 14, 2003.

SELLING SECURITYHOLDERS

       All of the debentures, and any shares of our common stock issued upon conversion of the debentures, are being offered by the selling securityholders listed in the table below or referred to in the prospectus or a prospectus supplement. We issued and sold the debentures in a private placement in November 2001 to a number of initial purchasers, represented by Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Banc of America Securities LLC and UBS Warburg LLC, and the debentures were simultaneously sold by the initial purchasers to the selling securityholders in exempt transactions under the Securities Act.

      No offer or sale under the prospectus may be made by a holder of the securities unless listed in the table in the prospectus or until that holder has notified us and a supplement to the prospectus has been filed or an amendment to the related registration statement has become effective, or unless it is with respect to common stock issued by us as described in the immediately preceding paragraph. We will supplement or amend the prospectus to include additional selling securityholders upon request and upon provision of all required information to us.

      The selling securityholders may offer and sell, from time to time, any or all of their debentures or common stock issued upon conversion of those debentures.

      The following table sets forth the name, principal amount of debentures and number of shares beneficially owned by certain selling securityholders intending to sell the debentures or common stock and the principal amount at maturity of debentures or shares of common stock to be offered. Based on information provided to us by the selling securityholders, no selling securityholder selling in connection with the prospectus or any prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus or any prospectus supplement.

	Principal Amount		Number of
	at Maturity of	Percentage	Shares of
	Debentures	of	Common Stock
	Beneficially Owned	Debentures	That May Be
	That May Be Sold	Outstanding	Sold Hereby
Selling Securityholders	Hereby	(2)	(1) (2)

	(in thousands)

LibertyView Funds, LP	$9,000	2.6%	179,425

Jersey (IMA) Ltd	3,000	*	59,808

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s debentures at a conversion price of $50.16 per share of our common stock. This conversion price, however, will be subject to adjustment as described under “Description of Debentures — Conversion Rights.” As a result, the number of shares of our common stock issuable upon conversion of the debentures may increase or decrease in the future. No holder will own more than 1% of our common stock.

(2)	Information about any other selling securityholders may be set forth in one or more prospectus supplements, if required, and assumes that any other holders of debentures, or any future transferees, pledges, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock, other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

      We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information.

      The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures or

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shares of our common stock since the date on which the information in the above table was provided to us. Information about the selling securityholders may change over time.

      Because the selling securityholders may offer all or some of their debentures or the shares of our common stock issuable upon conversion of the debentures from time to time, we cannot estimate the amount of the debentures or number of shares of our common stock that will be held by the selling securityholders upon the termination of any particular offering by such selling securityholder. See “Plan of Distribution.”

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